Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities

Registry under No. 42

Santiago (Chile), February 8 th, 2023

Mr. President

Commission for the Financial Market

PRESENT

Dear Sir:

The undersigned, on behalf of the non-public corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market, which complements the information of interest previously published on the Company’s website.

As is of public knowledge, since last week there have been multiple sources of fires in Chile and with regard to Arauco, in the regions of Maule, Ñuble, Biobío and Los Ríos, many of which are the result of the irresponsible or intentional action of third parties (the “Fires”).

For purposes of fire prevention and combat, the Company has more than 1,300 professional forestry brigade members, duly trained and equipped for firefighting, as well as 700 liquidation forestry brigade members. Additionally, the Company has 89 car bombs, 30 runways and helipads, a total of 35 aircrafts (11 tanker planes, 17 tanker and brigade transport helicopters, 4 heavy helicopters and 3 coordination planes), 18 skidders, 2 bulldozers, 130 detection towers with cameras systems, a satellite fire detection service, and 3 detection centers, in addition to the support of national and international specialist companies.

Notwithstanding the foregoing, as a result of high temperatures that have persisted for several days in the south-central zone of Chile, the action of the wind, the low environmental humidity, and the complexity involved in fighting many active fires and outbreaks that simultaneously appear in various points, fire activity has increased considerably.

The Company has approximately 40,000 hectares of potentially affected productive forest plantations (the “Plantations”) in the area where the Fires are currently taking place.

Nevertheless, experience indicates that only a percentage of the Plantations will be significantly affected, which can only be determined once the conditions allow the evaluation of the damage suffered, which in turn will depend on the age of the Plantations, the intensity of the fire in the different areas and which ones were effectively reached.

Moreover, the Plantations affected by the Fires have insurance, with their corresponding deductibles and limitations.

As of the date hereof, we are not able to specify the effects that the Fires will have on the results of the Company.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

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